

July 8, 2015

Brian F. Lilly
Chief Financial Officer
National Bank Holdings Corporation
7800 East Orchard, Suite 300
Greenwood Village, Colorado 80111

> **Re:** **National Bank Holdings Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 8, 2015**
> **File No. 001-35654**

Dear Mr. Lilly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 70

1. You disclose that you recorded an income tax benefit during the three months ended March 31, 2015 as a result of using the actual year-to-date earnings instead of the estimated annual effective tax rate. Please tell us how your accounting for the income tax benefit is in accordance with ASC 740-270-30. Please also tell us your estimated annual ordinary income and your forecasted annual effective tax rate for 2015 and the key assumptions underlying these estimates.

2. Your effective income tax expense has fluctuated from an effective tax rate expense of 35.1% at March 31, 2014 to an effective tax rate benefit of 51.4% at March 31, 2015.

Please provide in future interim filings the income tax expense disclosures required by Item 4.08(h) of Regulation S-X and ASC 740-270-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief